Filed pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus, dated May 31, 2017

Relating to Preliminary Prospectus Supplement dated May 31, 2017

Registration No. 333-202282

WILLIAMS PARTNERS L.P.

$1,450,000,000 3.750% Senior Notes due 2027

PRICING TERM SHEET

Dated: May 31, 2017

Issuer:	Williams Partners L.P.

Security Type:	3.750% Senior Notes due 2027

Ratings (Moody’s / S&P / Fitch):*	Baa3/BBB/BBB- (Stable/Stable/Rating Watch Positive)

Pricing Date:	May 31, 2017

Settlement Date:	June 5, 2017 (T + 3)

Maturity Date:	June 15, 2027

Principal Amount:	$1,450,000,000

Benchmark:	UST 2.375% due May 15, 2027

Benchmark Price and Yield:	101-16; 2.206%

Spread to Benchmark:	+155 bps

Yield to Maturity:	3.756%

Coupon:	3.750%

Issue Price:	99.949%

Make-Whole Call:	T + 25 bps (prior to March 15, 2027)

Par Call:	On or after March 15, 2027

Use of Proceeds:	We estimate that the net proceeds to us from this offering of notes will be approximately $1.439 billion after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We intend to use the net proceeds of this offering for general partnership purposes, including the repayment of our $1.4 billion aggregate principal amount of 4.875% Senior Notes due 2023 or other of our outstanding indebtedness.

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2017

CUSIP / ISIN:	96949L AD7 / US96949LAD73

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC Credit Agricole Securities (USA) Inc. DNB Markets, Inc. UBS Securities LLC

Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC MUFG Securities Americas Inc. Scotia Capital (USA) Inc. TD Securities (USA) LLC Wells Fargo Securities, LLC

Junior Co-Manager:	Tuohy Brothers Investment Research, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Deutsche Bank Securities Inc. at 1-800-503-4611, Merrill Lynch, Pierce, Smith & Fenner Incorporated at 1-800-294-1322 and RBC Capital Markets, LLC at 1-866-375-6829.

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